MAYER,
BROWN,
ROWE
& MAW

Mayer, Brown, Rowe & Maw LLP
190 South La Salle Street
Chicago, Illinois 60603-3441

Main Tel (312) 782-0600
Main Fax (312) 701-7711
 www.mayerbrownrowe.com

 Robert J. Wild
Direct Tel (312) 701-8561
Direct Fax (312) 706-8372
 rwild@mayerbrownrowe.com

November 23, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:
iPCS, Inc.
Amendment No. 3 to Form S-1
Filed November 1, 2004
File No. 333-117944

Amendment No. 2 to Form S-4
Filed November 1, 2004
File No. 333-117942

Dear Ladies and Gentlemen:

        On behalf of our client iPCS, Inc., transmitted herewith through the EDGAR electronic filing system pursuant to the Securities Act of 1933, as amended, is: (1) Amendment No. 4 to the Registration Statement on Form S-1 under the Securities Act initially filed with the Securities and Exchange Commission (the "Commission") on August 5, 2004, and as most recently amended by Amendment No. 3 to the Registration Statement on Form S-1 under the Securities Act filed with the Commission on November 1, 2004; and (2) Amendment No. 3 to the Registration Statement on Form S-4 under the Securities Act initially filed with the Commission on August 5, 2004, and as most recently amended by Amendment No. 2 to the Registration Statement on Form S-4 under the Securities Act filed with the Commission on November 1, 2004 which has been revised in response to the comments on Form S-1 as applicable.

        Set forth below are iPCS' responses to the Staff's written comments received on November 19, 2004 relating to Amendment No. 3 to the Registration Statement on Form S-1 and Amendment No. 2 to the Registration Statement on Form S-4. Each Staff comment is set forth in bold italics and followed immediately by iPCS' response. Page number references relate to the page on which the revised disclosure appears in Amendment No. 4 to the Registration Statement on Form S-1. Capitalized terms used and not defined herein have the respective meanings assigned to them in Amendment No. 4 to the Registration Statement on Form S-1.

Form S-1/A filed November 1, 2004

1.
We note counsel's telephone statement to us on November 8, 2004, concerning our prior comment number two in our November 5, 2004 letter and our prior additional comment in our October 26, 2004 letter, that Cede & Co. was the single record holder of the notes on October 1, 2002. However, institutional custodians, such as Cede & Co., are not single holders of record for purposes of the Exchange Act's periodic reporting provisions. Therefore, we still are unclear as to when you believe your obligation to file periodic reports because of the notes registration was suspended. Please tell us supplementally whether you had less than 300 holders of record of the notes as of the first day of each of your fiscal years ended September 30, 2003 and September 30, 2004. Please refer to Exchange Act Rule 12g5-1 in calculating the number of record holders, and see Interpretation Number M.30 of our Telephone Interpretations Manual.

iPCS believes its obligations to file periodic reports arising out of the notes registration were suspended as of October 1, 2002—the first day of its fiscal year ended September 30, 2003. As calculated pursuant to Exchange Act Rule 12g5-1 and Interpretation Number M.30, iPCS had less than 300 holders of record of the notes as of the first day of each of its fiscal years ended September 30, 2003 and September 30, 2004 based upon information confirmed with the Trustee of the notes.

2.
We note your statement in the draft disclosure that "[t]he consummation of the merger terminated iPCS's registration obligations with respect to the warrants and the issuance of the underlying common stock." It is unclear to us precisely when you believe your reporting obligations were suspended with regard to the warrants and underlying common stock. Please tell us supplementally whether you had less than 300 holders of record of the warrants and your common stock as of the first day of each of your fiscal years ended September 30, 2003 and September 30, 2004.

iPCS believes its obligations to file periodic reports with regard to the warrants and underlying common stock were suspended as of October 1, 2002—the first day of its fiscal year ended September 30, 2003. As calculated pursuant to Exchange Act Rule 12g5-1 and Interpretation Number M.30, iPCS had less than 300 holders of record of the warrants and the common stock as of the first day of each of its fiscal years ended September 30, 2003 and September 30, 2004 based upon information confirmed with the warrant agent as to the warrants. iPCS had one holder of record of its common shares, as it was a wholly owned subsidiary of AirGate PCS, Inc. as of the first day of each of its fiscal years ended September 30, 2003 and September 30, 2004.

3.
The disclosure under "Failure to file Form 10-K for the fiscal year ended September 30, 2002" is unclear. This section should begin with disclosure of the periodic reports that you failed to file. Next, there should be disclosure of the reasons why the reports were not filed. Currently, the lengthy discussion of why you were obligated to report under the Exchange Act overwhelms the section.

We revised our disclosure in response to your comment. See pages 23 and 24.

4.
The sentence "The post-effective amendment filed in response to a demand of the selling noteholders following our acquisition by AirGate created an obligation under federal securities laws to file...." Seems incorrect because you had an obligation to report under the Exchange Act beginning with the quarter ended September 30, 2000. If retained after responding to our other comments, please revise accordingly.

We revised our disclosure by deleting the above referenced sentence. See pages 23 and 24.

Form S-4/A filed November 1, 2004

5.
Concerning our prior comment numbers five and six, please send us supplementally pages that show by redline the conforming changes you made to the Form S-4/A and your previously-submitted letter of representations.

Please see pages i, 8, 20, 47, and 158 of the Form S-4/A. Please see pages 3 and the second full paragraph of page 5 of the letter of transmittal previously filed as Exhibit 99.1 for representations referenced on the top of page 5 of the Morgan Stanley & Co. Incorporated no-action letter (June 5, 1991) to be made by the exchange offeree.

        We believe that the foregoing responses adequately address the concerns of the Staff. Please direct any questions or comments regarding this filing to the undersigned at (312) 701-8561 or to Paul Theiss at (312) 701-7359.

Very truly yours,

/s/  ROBERT J. WILD

Robert J. Wild

cc:
Nicole Holden, Staff Accountant
Ivette Leon, Senior Staff Accountant
Cheryl Grant, Staff Attorney
Jennifer Hardy, Senior Staff Attorney
Timothy M. Yager, iPCS, Inc.